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SECURITIES ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2005 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica	California	90402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Marlett (310) 526-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino,	California	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

OATH OR AFFIRMATION

I, Christopher Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JULIE A. DAD
COMM. # 1310096
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JUNE 22, 2005
MGC1 MGC1

Christopher Marlett
Signature

PRESIDENT
Title

Julie A. Dad
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE
An Accountancy Corp.

5535Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • (818) 312-3283
E-mail: banerji@aol.com • *Web*: www.DaveBanerjee.com

INDEPENDENT AUDITORS' REPORT

Board of Members
MDB Capital Group, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC. as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC. as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
an Accountancy Corp.
Encino, California
February 24, 2005

MDB CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	3,104,335
Accounts receivable		36,466
Investments		5,711,629
Fixed assets		
net of accumulated depreciation and amortization of $321,488		340,340
Prepaid and other assets		1,232
Total assets	$	9,194,002

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	665,750
Accrued salaries and payroll taxes		160,605
Securities sold not yet purchased		1,334,904
Total liabilities		2,161,259
MEMBERS' EQUITY:		
Members' equity		7,032,743
Total liabilities and members' equity	$	9,194,002

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2004

REVENUES:	
Commissions and service fees	$ 2,313,391
Trading and investment	3,321,103
Other fee income	7,444
Total income	5,641,939
EXPENSES:	
Legal and professional	173,789
Communication	27,578
Administrative	2,255,171
Occupancy	231,704
Operations	1,129,184
Total expenses	3,817,425
INCOME BEFORE INCOME TAXES	1,824,513
INCOME TAX PROVISION (Note 2)	
State taxes	800
State LLC fees	11,790
Total income tax provision	12,590
NET INCOME	$1,811,923

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Members' Equity
For the year ended December 31, 2004

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2004	$ 6,440,073		$ 6,440,073
Capital withdrawals	(1,219,253)		(1,219,253)
Net Income		1,811,923	1,811,923
Ending balance December 31, 2004	$ 5,220,820	$1,811,923	$7,032,743

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,811,923
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		38,141
(Increase) decrease in:		
Accounts receivable		185,681
Investments		1,152,539
Prepaid and other assets		40,099
Increase (decrease):		
Accounts payable and accrued expenses		640,141
Accrued salaries and payroll taxes		(437,115)
Securities sold not yet purchased		(584,784)
Total adjustments		1,034,702
Net cash provided by operating activities		2,846,625
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(42,885)
Net cash used in investing activities		(42,885)
CASH FLOW FROM FINANCING		
Capital Withdrawals		(1,219,253)
Net cash used in financing activities		(1,219,253)
Increase in cash		1,584,487
Cash at beginning of year		1,519,848
Cash at end of year	$	3,104,335
Supplemental disclosure of cash flow information		
Interest		$0
Income taxes and state LLC fee		$6,800

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

		Depreciable Life (in years)
Furniture and fixture at cost	325,459	7
Less: accumulated depreciation	(223,806)	
	$ 101,653	
Computer and equipment	61,792	5
Less: accumulated depreciation	(34,999)	
	$ 26,793	
Leasehold improvements	271,999	
Less: accumulated depreciation	(34,576)	39.5
	$ 237,423	

Depreciation expense for the year ended December 31, 2004 was $38,141.
Accumulated amortization $28,107. No current amortization expense.

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases:

The Company committed to an office lease for approximately 4,428 square feet of office space in April of 1999. Under the lease agreement there is a fixed monthly payment of $13,726.80 for nine years. The fixed rent will increase annually by 3% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2005	197,118
	2006	202,433
	2007	209,186
	2008	197,014

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2004.

Note 2: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue over $5,000,000. This fee calculated to be $11,790 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2004 the company had a net capital of $6,031,392 which is $5,931,392 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness ($2,161,259) to net capital was 0.15 which is less than 15 to 1 maximum ratio of a broker dealer.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2004

	Focus 12/31/04	Audit 12/31/04
Members' equity, December 31, 2004	$ 7,032,743	$ 7,032,743
Subtract - Non allowable assets:		
Fixed assets	340,340	340,340
Other assets	26,751	26,751
Tentative net capital	6,665,652	6,665,652
Haircuts:	634,260	634,260
NET CAPITAL	6,031,392	6,031,392
Minimum net capital	(100,000)	(100,000)
Excess net capital	$ 5,931,392	$ 5,931,392
Aggregate indebtedness	826,355	826,355
Ratio of aggregate indebtedness to net capital	0.15%	0.15%

There were no differences between the net capital as filed by the firm and that determined during the audit

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2004

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE
An Accountancy Corp.

5535Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • (818) 312-3283
E-mail: banerji@aol.com • *Web*: www.DaveBanerjee.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MDB Capital Group, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee, CPA
an Accountancy Corp.
Encino, California
February 24, 2005